Arnold Golub
Vice President
Deputy General Counsel

September 16, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 3, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from T. Rowe Price Exchange-Traded Funds, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

T. Rowe Price Biotech ETF

T. Rowe Price Mid-Cap Equity Research ETF

T. Rowe Price Small-Cap ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,